Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Nine Months Ended
	March 31, 2012	March 31, 2012

Income available to common stockholders	$1,392	$3,880

Weighted average shares outstanding	66,243	66,571

Basic earnings per share	$0.02	$0.06

Income for diluted earnings per share	$1,392	$3,880

Total weighted average common shares and equivalents outstanding for diluted computation	66,243	66,571

Diluted earnings per share	$0.02	$0.06